UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026

Commission File Number: 001-38049

Azul S.A.
(Name of Registrant)

Edifício Jatobá, 8th Floor, Condomínio Castelo Branco Office Park
Avenida Marcos Penteado de Ulhôa Rodrigues, No. 939
Tamboré, Barueri, SP, 06460-040, Brazil
+55 (11) 4831 2880
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☒

Subscription Warrants

On February 20, 2026, Azul S.A. (the “Company”) furnished to the Securities and Exchange Commission a Form 6-K dated February 19, 2026 disclosing a material fact announcement entitled “Board of Directors Approves Issuance of Subscription Warrants and Elects Members of the Strategy Committee”.

Approval by the Board of Directors of the Company of the Issuance of Subscription Warrants

As disclosed in the above-mentioned Form 6-K, on February 19, 2026, the board of directors of the Company (the “Board of Directors”) approved the issuance of

(a)	subscription warrants to be sold to American Airlines, Inc. (or one of its affiliates), which, if exercised, will grant the right to subscribe for up to 4,862,260,835,197 common shares issued by the Company (“American Subscription Warrants”), with the exercise of such American Subscription Warrants being subject to certain conditions precedent, including prior approval by the Administrative Council for Economic Defense – CADE;

(b)	subscription warrants to be sold for the benefit of the Company’s unsecured creditors (as defined in the Company’s Chapter 11 plan of reorganization (the “Plan”)), which, if exercised, will grant the right to subscribe for up to 1,231,164,424,677 common shares issued by the Company (“Unsecured Creditors Subscription Warrants”); and

(c)	subscription warrants to be sold to United Airlines, Inc. (or one of its affiliates) and to certain creditors of the Company, which, if exercised, will grant the right to subscribe for up to 1,215,565,208,799 common shares issued by the Company (“Additional Subscription Warrants” and, together with the American Subscription Warrants and the Unsecured Creditors Subscription Warrants, the “Subscription Warrants”).

Terms and Conditions of the Subscription Warrants

An English language translation of the terms and conditions of the American Subscription Warrants, which were approved by the Board of Directors as the Subscription Warrants — Series 1 of the Company, is attached hereto as Exhibit 99.1.

An English language translation of the terms and conditions of the Unsecured Creditors Subscription Warrants, which were approved by the Board of Directors as the Subscription Warrants — Series 2 of the Company, is attached hereto as Exhibit 99.2.

An English language translation of the terms and conditions of the Additional Subscription Warrants, which were approved by the Board of Directors as the Subscription Warrants — Series 3 of the Company, is attached hereto as Exhibit 99.3.

Preemptive Rights

Pursuant to Article 171, paragraph 3, of the Brazilian Corporations Law and the Company’s bylaws, the Company’s shareholders shall have a preemptive right to subscribe for the Subscription Warrants (the “Preemptive Rights”). The approval of the issuance of the Subscription Warrants by the Board of Directors has a record date of February 20, 2026. Accordingly, 30-day period for the exercise of the Preemptive Rights with respect to the Subscription Warrants shall commence as of February 23, 2026 and shall end on March 25, 2026 (the “Preemptive Rights Exercise Period”).

As set forth in Exhibit 99.1, 99.2 and 99.3, the number of Subscription Warrants to be issued by the Company shall be variable and shall correspond to the total number of Subscription Warrants subscribed for, taking into account (i) the subscriptions by the respective purchasers indicated above (up to the applicable limit and as contemplated in the Plan and related documents) and (ii) the subscriptions by the Company’s shareholders entitled to exercise their Preemptive Rights during the Preemptive Rights Exercise Period.

In view of the fact that, pursuant to the Plan, the shareholders subject to the Plan are prevented from exercising their Preemptive Rights in the subscription of the Subscription Warrants, the maximum issuance limits (as described in the section “Quantity of Subscription Warrants” within each of Exhibit 99.1, 99.2 and 99.3) were established by the Company so as to accommodate (i) the subscriptions by the purchasers indicated above and (ii) the potential subscription, upon exercise of the Preemptive Rights, of the remaining portion of the share capital whose holders are entitled to exercise such right.

Upon the expiration of the Preemptive Rights Exercise Period, the Company shall determine the subscriptions received and set the final number of Subscription Warrants to be issued, limited to the amount subscribed, provided that any unsubscribed portion shall not be issued.

Notice

The offering and issuance of the Subscription Warrants, including any Subscription Warrants to be issued pursuant to the exercise of Preemptive Rights, has not been and will not be registered under the Securities Act of 1933, as amended (the “Securities Act”) or under any other federal or state securities laws of the United States. The Subscription Warrants, and any common shares to be issued by the Company upon the exercise of the Subscription Warrants, may not be offered, sold, pledged or otherwise transferred within the United States or to, or for the account or benefit of, U.S. persons (as defined in Regulation S under the Securities Act), except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act.

EXHIBIT INDEX

Exhibit	Description of Exhibit
99.1	Terms and Conditions of the Subscription Warrants — Series 1
99.2	Terms and Conditions of the Subscription Warrants — Series 2
99.3	Terms and Conditions of the Subscription Warrants — Series 3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 23, 2026

Azul S.A.

By: /s/ Alexandre Wagner Malfitani
Name: Alexandre Wagner Malfitani
Title: Chief Financial Officer